Exhibit 4.11

AMENDMENT TO THE
BENIHANA INC.
AMENDED AND RESTATED DIRECTORS’ STOCK OPTION PLAN

This Amendment to the Benihana Inc. Amended and Restated Directors’ Stock Option Plan (the “Plan”) is adopted by Benihana Inc. (the “Company”) on December 1, 2011 effective as of November 29, 2011.  Capitalized terms used but not defined herein shall have the meanings given such terms in the Plan.

WHEREAS, the Plan provides for the grant of stock options some of which entitle the holders thereof to purchase shares of the Company’s Class A Common Stock and others of which entitle the holders to purchase shares of the Company’s Common Stock (both classes collectively referred to as the “Stock”); and

WHEREAS, pursuant to an amendment of the Company’s certificate of incorporation, each share of the Company’s Class A Common Stock was reclassified as and changed into one share of the Company’s Common Stock effective November 29, 2011; and

WHEREAS, Section 11 of the Plan provides that in the event of specified changes in the capitalization of the Company a corresponding adjustment shall be made in the number and class of shares available for issuance under the Plan;

NOW, THEREFORE, the Plan is hereby amended so that all references to the Company’s Class A Common Stock, including in the definition of “Stock,” shall instead refer to the Company’s Common Stock.

All other provisions of the Plan shall remain the same and in full force and effect.